March 27, 2007
VIA EDGAR AND FACSIMILE
Ms. Sonia Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Zila, Inc. Registration Statement on Form S-3 Filed on January 12, 2007 File No. 333-139967
Dear Ms. Barros:
     This letter responds to the Staff’s comments, as set forth in the Staff’s letter dated January 26, 2007, on the Zila, Inc. (“Zila”) Registration Statement on Form S-3, File No. 333-139967, which was filed on January 12, 2007 (the “Registration Statement”). At your request, this letter is being submitted to you without an accompanying proposed amendment to the Registration Statement. For your convenience, we have repeated your comments in our letter and the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.
Dollar value of underlying securities
     Staff Comment:
     1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).
     Company Response:
     On November 28, 2006, Zila completed the sale and issuance of the following:
     (a) $12,075,000.25 in aggregate principal amount of its 12% Unsecured Convertible Notes (the “Unsecured Notes”), which automatically converted into shares

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March 27, 2007

of Zila’s common stock following receipt of approval by Zila’s stockholders of the proposals set forth in Zila’s definitive proxy statement, filed with the Commission on November 24, 2006 (the date of receipt of such approval referred to as the “Conversion Date”);
     (b) warrants to purchase approximately 1,035,000 shares of its common stock, which are exercisable starting in May 2007 for five years at an exercise price of $2.21 per share (the “Initial Warrants”);
     (c) warrants to purchase approximately 3,105,000 shares of its common stock, which are exercisable for five years at an exercise price of $2.21 per share following the Conversion Date (the “Additional Warrants”);
     (d) $12,000,001.20 in aggregate principal amount of its 6% Senior Secured Convertible Notes (the “Secured Notes”), which are convertible into shares of Zila’s common stock following the Conversion Date, generally at the option of the holders; and
     (e) warrants to purchase approximately 1,909,091 shares of its common stock at an exercise price of $2.21 per share, which are exercisable for five years at $2.21 per share following the Conversion Date (the “Secured Note Warrants”).
     On November 29, 2006, Zila completed the sale and issuance of 9,100,000 shares of its common stock for $1.75 per share (the “Shares”) and additional Initial Warrants to purchase 4,368,000 shares of its common stock.
     In the aggregate, the sale and issuance of the Unsecured Notes and Secured Notes, and related warrants, on November 28, 2006 and the sale and issuance of the Shares and related warrants on November 29, 2006 are hereafter referred to collectively as the “Private Placement.”
     The Staff requested certain information regarding the securities underlying the “convertible note.” As discussed above, two series of convertible notes were issued in the Private Placement — the Unsecured Notes and the Secured Notes. The Unsecured Notes automatically converted into shares of common stock of Zila upon receipt of shareholder approval on December 14, 2006 and therefore are counted as equity. Accordingly, the only convertible notes remaining are the Secured Notes.
     In response to the Staff’s comment, the date the Private Placement was priced, announced, and purchase agreements relating to the securities sold in the Private Placement were signed, was November 13, 2006. The closing price of Zila’s common stock on November 13, 2006 was $1.92 per share. The total dollar value of the Secured Notes, which became convertible into shares of Zila’s common stock on the Conversion Date, is as follows:

Security	Principal Amount	Conversion Price	Market Price	Conversion Shares	Value

6% Senior Secured Convertible Note	$12,000,001.20	$2.20	$1.92	5,454,546	$10,472,728.32

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March 27, 2007

Payments to the investor and affiliates
     Staff Comment:
     2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.
     Further, please provide as, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following-the sale of convertible notes.
     Company Response:
     A tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the Private Placement that Zila has made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments), with footnotes as appropriate and excluding repayment of principal on the Unsecured Notes and Secured Notes, is as follows:

		Payments
		(excluding repayment of principal on Unsecured Notes and Secured Notes)
	Amount		Liquidated
Investor	Invested	Interest[1]	Damages[2]	Other[3]		Total
Atlas Master Fund, Ltd.	$5,258,267.50	$905,106.21	$1,261,984.20	—		$2,167,090.41

Booth & Co. FFC Hartmarx Retirement Income Trust	109,697.00	—	26,327.28	—		26,327.28

Booth & Co. FFC Rush University Medical Center Endowment Account	143,911.25	—	34,538.70	—		34,538.70

Booth & Co. FFC Rush University Medical Center Pension & Retirement	173,321.75	—	41,597.22	—		41,597.22

BTG Investments LLC	750,001.00	—	180,000.24	$4,652,047.32	[4]	4,832,047.56

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March 27, 2007

		Payments
		(excluding repayment of principal on Unsecured Notes and Secured Notes)
	Amount		Liquidated
Investor	Invested	Interest[1]	Damages[2]	Other[3]	Total

Calhoun & Co. FFC City of Dearborn General Employees Retirement Systems	53,145.75	—	12,754.98	—	12,754.98

Calhoun & Co. FFC City of Dearborn Policemen and Firemen Revised Retirement Systems	84,600.25	—	20,304.06	—	20,304.06

Crescent International Ltd.	749,999.25	—	179,999.82	—	179,999.82

HHMI Investments, L.P.	170,100.00	—	40,824.00	—	40,824.00

Iroquois Master Fund Ltd	749,999.25	—	179,999.82	—	179,999.82

Mac & Co	222,460.00	—	53,390.40	—	53,390.40

MicroCapital Fund LP	4,768,750.00	—	1,144,500.00	—	1,144,500.00

MicroCapital Fund LTD	1,662,500.00	—	399,000.00	—	399,000.00

Neal Goldman	437,500.00	—	105,000.00	—	105,000.00

SF Capital Partners Ltd.	2,387,500.50	—	573,000.12	—	573,000.12

SRB Greenway Capital, L.P.	104,600.00	—	25,104.00	—	25,104.00

SRB Greenway Capital (QP), L.P.	857,200.00	—	205,728.00	—	205,728.00

SRB Greenway Offshore Operating Fund, L.P.	38,200.00	—	9,168.00	—	9,168.00

Visium Balanced Fund, LP	2,835,910.00	310,815.74	680,618.40	—	991,434.14

Visium Balanced Offshore Fund, Ltd	4,722,475.85	517,583.37	1,133,394.20	—	1,650,977.57

Visium Long Bias Fund, LP	873,521.10	95,737.90	209,645.06	—	305,382.96

Visium Long Bias Offshore Fund, Ltd	3,309,827.00	362,757.00	794,358.48	—	1,157,115.48

Walker Smith Capital, L.P.	50,700.00	—	12,168.00	—	12,168.00

Walker Smith Capital (QP), L.P.	325,500.00	—	78,120.00	—	78,120.00

Walker Smith International Fund, Ltd.	453,700.00	—	108,888.00	—	108,888.00

Whalehaven Capital Fund Limited	424,999.75	—	101,999.94	—	101,999.94

William Blair Small Cap Growth Fund	8,281,614.25	—	1,987,587.42	—	1,987,587.42

Total	$40,000,001.45	$2,192,000.22	$9,600,000.35	$4,652,047.32	$16,444,047.89

(1)	The Unsecured Notes converted into shares of Zila common stock prior to any interest becoming due and payable. This column includes interest payable under the Secured Notes, which bear interest at a rate of 6% per annum until they become due on November 28, 2009, and assumes the Secured Notes will not convert into shares of Zila’s common stock prior to such date. The column also assumes that Zila will make all interest payments on the Secured Notes and interest will not accrue on unpaid interest. In the event of a default, the Secured Notes bear interest at a default rate of 15% per annum. This column assumes that no event of default will occur under the Secured Notes.

(2)	As part of the Private Placement, Zila agreed to register for resale with the Commission the Shares; shares of common stock issuable upon exercise of the Initial Warrants, Additional Warrants, and Secured Note Warrants; and shares of common stock issuable upon conversion of the Unsecured Notes and Secured Notes. The registration rights agreements creating this obligation contain certain dates by which Zila must meet certain goals, and provides that Zila will incur a penalty of 1% per

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March 27, 2007

amount invested for each thirty day period for which Zila has not satisfied its obligations, up to a maximum of 24% of the amount of the investment of each investor. The registration statement registering the Shares and shares of common stock issuable upon exercise of the Initial Warrants was declared effective at 4:01 p.m. on March 23, 2007. Regardless, this column assumes Zila will incur the maximum penalty payable for the Private Placement as a whole, even though Zila will no longer incur such penalties.

(3)	Zila agreed to pay the legal fees incurred by certain of the investors to Lowenstein Sandler PC up to $120,000. This column excludes any such fees.

(4)	Represents payments made to Roth Capital Partners, LLC (“Roth”), an affiliate of BTG Investments, LLC that acted as placement agent for the Private Placement. Zila paid Roth cash fees of $1,652,141.02 on or around the closing of the Private Placement, and the remaining fee was the subject of continuing discussions as a result of the structure of the Placement having changed multiple times after the date on which Zila engaged Roth and before the date on which definitive terms of the Private Placement were agreed upon. On February 20, 2007, Zila and Roth agreed that Roth would accept 289,728 shares of Zila’s common stock and a warrant to purchase 1,218,701 shares of Zila’s common stock to settle the remaining fee. The value of the shares included in this column reflects a closing price of $2.278 per share on February 15, 2007, the date that Roth and Zila agreed in advance to price the shares issued in settlement of the dispute, and the value of the shares underlying the warrants is $1.92 per share, the closing price of Zila’s common stock on the day the Private Placement was priced and the date on which Zila agreed to issue warrants to Roth, albeit in an indeterminate number.

     Zila received gross proceeds of $24,075,001.45 from the sale of the Unsecured Notes and Secured Notes, and gross proceeds of $40,000,001.45 as a result of the Private Placement. Net of total expenses of $4,949,000, Zila received $35,051,000 for the Private Placement as a whole. The total possible payments for interest and liquidated damages to all selling shareholders and any of their affiliates in the first year following the closing of the Private Placement are $5,530,667.
Potential profits on conversion
     Staff Comment:
     3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:
•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:
•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

•	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;
•	the total possible shares underlying the convertible note (assuming no

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March 27, 2007

interest payments and complete conversion throughout the term of the note);

•	the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•	the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.
     If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.
     Company Response:
     A table with the requested information for all of the securities issued in the Private Placement is attached as Exhibit A hereto.
     In response to the Staff’s comment in the final paragraph, each of the Secured Notes, Initial Warrants, Additional Warrants, and Secured Note Warrants have fixed conversion or exercise prices, as applicable. However, each also contains price-based anti-dilution mechanisms that, in general, adjust the number of shares into which the securities convert and/or the price at which such conversion occurs in the event Zila issues securities below the conversion or exercise price of the securities issued in the Private Placement. Contrary to market-based mechanisms that result in so-called “death spiral” financings, Zila has control over such actions.

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Total potential profit from other securities
     Staff Comment:
     4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:
•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

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     Company Response:
     Please see the response to the third comment above and Exhibit A attached hereto.
Comparison of issuer proceeds to potential investor profit
     Staff Comment:
     5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2;

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 3 and 4.
     Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage — of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

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     Company Response:
     Tabular disclosure of the requested information, both for the Private Placement as a whole and the Secured Note piece only, is as follows:

Amount
Gross Proceeds
Private Placement	$40,000,001.45
Secured Notes[1]	$12,000,001.20
Hypothetical Payments
Private Placement	$(16,444,047.89)
Secured Notes[2]	$(5,072,000.51)
Hypothetical Net Proceeds
Private Placement	$23,555,953.56
Secured Notes[3]	$6,928,000.69
Combined Selling Securityholder Profit (Loss)
Private Placement	$(2,181,672.43)
Secured Notes[4]	$(2,080,907.69)

(1)	Reflects the $12,000,001.20 that was received by Zila as a result of the issuance of the Secured Notes.

(2)	Includes $2,192,000.22 in interest that is payable on the Secured Notes, plus $2,880,000.29 in liquidated damages that may become payable with respect to the Secured Notes if Zila is unable to register the shares of common stock issuable upon conversion of the Secured Notes for resale with the Securities and Exchange Commission. Please see the footnotes to the response to second comment above for additional information.

(3)	Reflects the difference between the gross proceeds received by Zila for the issuance of the Secured Notes and the hypothetical payments payable with respect to the Secured Notes.

(4)	As derived from Exhibit A, reflects the combined selling securityholder loss attributable solely to the Secured Notes and Secured Note Warrants.
     Expressed as a percentage, the total amount of all possible payments attributable to the Secured Notes and the total possible premium to the market price of the shares underlying the Secured Notes, divided by the hypothetical net proceeds to Zila from the sale of the Secured Notes, is 43.2%, or 14.4% over each year of the lives of the Secured Notes.
Prior transactions between the issuer and the selling shareholders
     Staff Comment:
     6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

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•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).
     Company Response:
     Although some of the selling securityholders were stockholders of Zila prior to the Private Placement, the Private Placement was the first transaction between Zila and the selling securityholders listed in the Registration Statement. To ensure compliance with NASDAQ Global Market listing standards governing the separation of offerings, the selling securityholders who purchased securities sold by Zila on November 28, 2006 were unaffiliated with those who purchased securities sold by Zila on November 29, 2006.
Comparison of registered to outstanding shares
     Staff Comment:
     7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•	the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

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•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

•	In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.
     Company Response:
     Tabular disclosure of the requested information is as follows:

Shares outstanding immediately prior to the Private Placement that are held by persons other than selling securityholders listed in the Registration Statement and affiliates thereof	38,328,000

Number of shares previously registered for resale by the selling securityholders and affiliates thereof[1]	14,503,000

Number of shares previously registered for resale by the selling securityholders and affiliates thereof and that continue to be held by such selling securityholders and affiliates thereof	14,503,000

Number of shares sold in registered resale transactions by the selling securityholders or affiliates thereof	0

Number of shares registered for resale by the selling securityholders and affiliates thereof under the Registration Statement	17,368,627

(1)	Reflects shares covered by a registration statement on Form S-3, File No. 333-139698, filed by Zila on December 28, 2006 and as amended from time to time. This registration statement was declared effective at 4:01 p.m. on March 23, 2007.

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March 27, 2007

The issuer’s intention and ability to make all note payments and the presence or absence of short selling by the selling shareholders
     Staff Comment:
     8. Please provide us, with a view toward disclosure in the prospectus, with the following information:
•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:
•	the date on which each such selling shareholder entered into that short position; and

•	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).
     Company Response:
     As discussed in the response to the second comment, the only payments that are payable from and after the date of the Private Placement are interest payments on the Secured Notes, repayment of the principal amount of the Secured Notes on November 28, 2009, and liquidated damages in the event Zila is unable, prior to specified deadlines, to register with the Commission the shares of common stock underlying the securities sold in the Private Placement. Zila has the intention, and a reasonable basis to believe, it will make all such payments.
     Zila has no knowledge of and has not been informed of any selling securityholders who has or had established a short position in Zila’s common stock prior to the Private Placement. As part of the Private Placement, Zila required each of the selling securityholders to provide extensive representations to support this belief. Specifically, Section 5.11 of both purchase agreements applicable to the Private Placement contained a representation from each selling securityholder as follows:
Such Investor does not currently have any short position in the Common Stock. Since the earlier to occur of (i) the last thirty (30) days prior to the date hereof and (ii) the time such Investor was first contacted with respect to the transactions contemplated hereby, neither such Investor nor any Affiliate of such Investor which (x) had knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to such Investor’s

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investments or trading or information concerning such Investor’s investments, including in respect of the Securities, or (z) is subject to such Investor’s review or input concerning such Affiliate’s investments or trading (collectively, “Trading Affiliates”) has, directly or indirectly, effected or agreed to effect any short sale (as defined in Rule 200(a) of Regulation SHO), whether or not against the box, established any “put equivalent position” (as defined in Rule 16a-1(h) under the 1934 Act) with respect to the Common Stock, borrowed or pre-borrowed any shares of Common Stock, granted any other right (including, without limitation, any put or call option) with respect to the Common Stock or with respect to any security that includes, relates to or derived any significant part of its value from the Common Stock, entered into any direct or indirect stock pledge, forward sales contract, swap, or similar arrangement (including on a total return basis), sales or other transactions through non-U.S. broker dealers or foreign regulated brokers, or otherwise sought to hedge its position in the Securities (each, a “Prohibited Transaction”). Prior to the earlier to occur of (i) the termination of this Agreement or, (ii) one-hundred twenty (120) days after the public announcement of the transactions contemplated hereby, such Investor shall not, and shall cause its Trading Affiliates not to, engage, directly or indirectly, in a Prohibited Transaction nor any sale, assignment, pledge, hypothecation, put, call, or other transfer of any of the Common Stock or other securities acquired hereunder. Such Investor acknowledges that the representations, warranties and covenants contained in this Section 5.11 are being made for the benefit of the Investors as well as the Company and that each of the other Investors shall have an independent right to assert any claims against such Investor arising out of any breach or violation of the provisions of this Section 5.11
Relationships between the issuer and the selling shareholders
     Staff Comment:
     9. Please provide us, with a view toward disclosure in the prospectus, with:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of

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those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.
     If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.
     Company Response:
     Except as required pursuant to the terms of the securities issued in the Private Placement and as described below, Zila (a) does not have any relationships and arrangements that have existed in the past three years or are to be performed in the future between Zila (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the transaction (or any predecessors of those persons) and (b) has provided as exhibits to the Registration Statement copies of all agreements between Zila (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding Private Placement (or any predecessors of those persons). However, existing shareholders of Zila and their related funds made up more than 80% of the Private Placement.
     Zila engaged Roth, which is an affiliate of one of the selling securityholders, to serve as placement agent for the Private Placement. Zila and Roth had entered into an Engagement Letter (the “Engagement Letter”), dated July 14, 2006, governing the scope of Roth’s responsibilities and the compensation to which Roth was entitled. A copy of this Engagement Letter has not been filed as exhibit to the Registration Statement as Zila does not deem the Engagement Letter to be a material definitive agreement. However, a copy of the Engagement Letter is attached as Exhibit B hereto.
The method by which the number of registered shares was determined
     Staff Comment:
     10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the

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number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.
     Company Response:
     Portions of the Private Placement were subject to the receipt of approval from Zila’s stockholders. Specifically, Zila was able to issue the Shares and Initial Warrants without obtaining stockholder approval. However, stockholder approval was required to approve the convertibility features of the Unsecured Notes and Secured Notes, as well as the issuance of the Additional Warrants and Secured Note Warrants.
     The total number of shares Zila sought to register on the Registration Statement should have been 17,368,627, rather than 17,368,637. The discrepancy is a result of a typographical error and, notably, the difference would not have caused the registration fee to differ from the one Zila paid.
     In connection with the settlement with Roth described elsewhere in this letter, Zila agreed to register for resale the shares issued to Roth, and the shares of common stock issuable upon exercise of warrants issued to Roth, on the Registration Statement. Roth was issued 289,728 shares of common stock, and can obtain 1,218,701 shares of common stock upon the exercise of warrants. Accordingly, Zila intends to file a pre-effective amendment to the Registration Statement reflecting the registration of an additional 1,508,429 shares of its common stock and to pay the required registration fee.
Information regarding institutional selling shareholders
     Staff Comment:
     11. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.
     Company Response:
     Tabular disclosure of the requested information is as follows:

Investor	Voting and/or Dispositive Power

Atlas Master Fund, Ltd.	Dmitry Balyasny has voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Mr. Balyasny disclaims beneficial ownership of any such shares.

Booth & Co. FFC Hartmarx Retirement Income Trust	Karl Brewer has voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Mr. Brewer disclaims beneficial ownership of any such shares.

Securities and Exchange Commission
March 27, 2007

Investor	Voting and/or Dispositive Power

Booth & Co. FFC Rush University Medical Center Endowment Account	Karl Brewer has voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Mr. Brewer disclaims beneficial ownership of any such shares.

Booth & Co. FFC Rush University Medical Center Pension & Retirement	Karl Brewer has voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Mr. Brewer disclaims beneficial ownership of any such shares.

BTG Investments LLC	Each of Byron C. Roth and Gordon J. Roth has voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement.

Calhoun & Co. FFC City of Dearborn General Employees Retirement Systems	Karl Brewer has voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Mr. Brewer disclaims beneficial ownership of any such shares.

Calhoun & Co. FFC City of Dearborn Policemen and Firemen Revised Retirement Systems	Karl Brewer has voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Mr. Brewer disclaims beneficial ownership of any such shares.

Crescent International Ltd.	Maxi Brezzi and Bachir-Taleb-Ibrahimi, in their capacity as managers of Cantara (Switzerland) SA, the investment advisor to the selling stockholder, have voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Messrs. Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of any such shares.

HHMI Investments, L.P.	Reid S. Walker and G. Stacy Smith, in their capacity members of WS Capital, L.L.C., the general partner of WS Capital Management, L.P., the investment manager to the selling stockholder, have voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement.

Iroquois Master Fund Ltd	Joshua Silverman has voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Mr. Silverman disclaims beneficial ownership of any such shares.

Mac & Co	Karl Brewer has voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Mr. Brewer disclaims beneficial ownership of any such shares.

MicroCapital Fund LP	Ian P. Ellis and Chris A. Jarrous, in their respective capacities as President and Senior Vice President of MicroCapital, LLC, the investment manager to the selling stockholder, have voting and dispositive with respect to the shares of this selling stockholder that are registered under the Registration Statement. Messrs. Ellis and Jarrous disclaim beneficial ownership of any such shares.

MicroCapital Fund LTD	Ian P. Ellis and Chris A. Jarrous, in their respective capacities as President and Senior Vice President of MicroCapital, LLC, the investment manager to the selling stockholder, have voting and dispositive with respect to the shares of this selling stockholder that are registered under the Registration Statement. Messrs. Ellis and Jarrous disclaim beneficial ownership of any such shares.

Neal Goldman	N/A

SF Capital Partners Ltd.	Michael A. Roth and Brian J. Stark, in their capacities as managing members of Stark Offshore Investments, LLC, the investment manager to the selling stockholder, have voting and dispositive power with respect to the shares of this selling stockholder that are registered

Securities and Exchange Commission
March 27, 2007

Investor	Voting and/or Dispositive Power
under the Registration Statement. Messrs. Roth and Stark disclaim beneficial ownership of any such shares.

SRB Greenway Capital, L.P.	Steven R. Becker, in his capacity as member of BC Advisors, L.L.C., which is the general partner to SRB Management, L.P., which is the general partner of the selling stockholder, has voting and dispositive with respect to the shares of this selling stockholder that are registered under the Registration Statement.

SRB Greenway Capital (QP), L.P.	Steven R. Becker, in his capacity as member of BC Advisors, L.L.C., which is the general partner to SRB Management, L.P., which is the general partner of the selling stockholder, has voting and dispositive with respect to the shares of this selling stockholder that are registered under the Registration Statement.

SRB Greenway Offshore Operating Fund, L.P.	Steven R. Becker, in his capacity as member of BC Advisors, L.L.C., which is the general partner to SRB Management, L.P., which is the general partner of the selling stockholder, has voting and dispositive with respect to the shares of this selling stockholder that are registered under the Registration Statement.

Visium Balanced Fund, LP	Jacob Gottlieb as Managing Member of Visium Asset Management, LLC, the investment advisor to the selling stockholder, has voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Mr. Gottlieb disclaims beneficial ownership of any such shares.

Visium Balanced Offshore Fund, Ltd	Jacob Gottlieb as Managing Member of Visium Asset Management, LLC, the investment advisor to the selling stockholder, has voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Mr. Gottlieb disclaims beneficial ownership of any such shares.

Visium Long Bias Fund, LP	Jacob Gottlieb as Managing Member of Visium Asset Management, LLC, the investment advisor to the selling stockholder, has voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Mr. Gottlieb disclaims beneficial ownership of any such shares.

Visium Long Bias Offshore Fund, Ltd	Jacob Gottlieb as Managing Member of Visium Asset Management, LLC, the investment advisor to the selling stockholder, has voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Mr. Gottlieb disclaims beneficial ownership of any such shares.

Walker Smith Capital, L.P.	Reid S. Walker and G. Stacy Smith, in their capacity members of WS Capital, L.L.C., the general partner of WS Capital Management, L.P., the investment manager to the selling stockholder, have voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement.

Walker Smith Capital (QP), L.P.	Reid S. Walker and G. Stacy Smith, in their capacity members of WS Capital, L.L.C., the general partner of WS Capital Management, L.P., the investment manager to the selling stockholder, have voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement.

Walker Smith International Fund, Ltd.	Reid S. Walker and G. Stacy Smith, in their capacity members of WS Capital, L.L.C., the general partner of WS Capital Management, L.P., the investment manager to the selling stockholder, have voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement.

Whalehaven Capital Fund Limited	Arthur Jones, Trevor Williams and Marco Weisfeld, as directors of the selling stockholder, Michael Finkelstein, as the investment manager for the selling stockholder, and Evan Schemenauer, as chief

Securities and Exchange Commission
March 27, 2007

Investor	Voting and/or Dispositive Power
financial officer of the selling stockholder, have voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Messrs. Jones, William, Weisfeld, Finkelstein and Schemenauer disclaim beneficial ownership of any such shares.

William Blair Small Cap Growth Fund	Karl Brewer has voting and dispositive power with respect to the shares of this selling stockholder that are registered under the Registration Statement. Mr. Brewer disclaims beneficial ownership of any such shares.
* * *
     Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to me at (602) 266-6700.

Very truly yours, Zila, Inc.
/s/ Diane E. Klein
Diane E. Klein
Vice President & Treasurer

cc: Jeffrey P. Riedler, Assistant Director

Exhibit A

							Aggregate
							Selling
				Shares / Shares			Securityholder
			Issuance /	Upon	Aggregate	Aggregate	Discount
			Conversion /	Conversion /	Conversion	Market Value	(Premium)
Investor	Security	Amount ($)	Exercise Price	Exercise[1] (#)	Value ($)	($)[2]	($)
Atlas Master Fund, Ltd.	Unsecured Note	303,306.50	$1.75	173,318	303,306.50	332,770.56	29,464.06
	Initial Warrants	—	$2.21	25,997	57,453.37	49,914.24	(7,539.13)
	Additional Warrants	—	$2.21	77,993	172,364.53	149,746.56	(22,617.97)
	Secured Note	4,954,961.00	$2.20	2,252,255	4,954,961.00	4,324,329.60	(630,631.40)
	Secured Note Warrants	—	$2.21	788,289	1,742,118.69	1,513,514.88	(228,603.81)
						Total	(859,928.25)

Booth & Co. FFC Hartmarx Retirement Income Trust	Shares	109,697.00	$1.75	62,684	109,697.00	120,353.28	10,656.28
	Initial Warrants	—	$2.21	30,088	66,494.48	57,768.96	(8,725.52)
						Total	1,930.76

Booth & Co. FFC Rush University Medical Center Endowment Account	Shares	143,911.25	$1.75	82,235	143,911.25	157,891.20	13,979.95
	Initial Warrants	—	$2.21	39,472	87,233.12	75,786.24	(11,446.88)
						Total	2,533.07

Booth & Co. FFC Rush University Medical Center Pension & Retirement	Shares	173,321.75	$1.75	99,041	173,321.75	190,158.72	16,836.97
	Initial Warrants	—	$2.21	47,539	105,061.19	91,247.88	(13,813.31)
						Total	3,023.66

							Aggregate
							Selling
				Shares / Shares			Securityholder
			Issuance /	Upon	Aggregate	Aggregate	Discount
			Conversion /	Conversion /	Conversion	Market Value	(Premium)
Investor	Security	Amount ($)	Exercise Price	Exercise[1] (#)	Value ($)	($)[2]	($)
BTG Investments LLC[3]	Unsecured Note	750,001.00	$1.75	428,572	750,001.00	822,858.24	72,857.24
	Initial Warrants	—	$2.21	64,285	142,069.85	123,427.20	(18,642.65)
	Additional Warrants	—	$2.21	192,857	426,213.97	370,285.44	(55,928.53)
	Roth Shares	—	$2.278	289,728	660,000.38	660,000.38[4]	0
	Roth Warrants	—	$2.21	1,218,701	2,693,329.21	2,339,905.92	(353,423.29)
						Total	(355,137.23)

Calhoun & Co. FFC City of Dearborn General Employees Retirement Systems	Shares	53,145.75	$1.75	30,369	53,145.75	58,308.48	5,162.73
	Initial Warrants	—	$2.21	14,577	32,215.17	27,987.84	(4,227.33)
						Total	935.40

Calhoun & Co. FFC City of Dearborn Policemen and Firemen Revised Retirement Systems	Shares	84,600.25	$1.75	48,343	84,600.25	92,818.56	8,218.31
	Initial Warrants	—	$2.21	23,204	51,280.84	44,551.68	(6,729.16)
						Total	1,489.15

Crescent International Ltd.	Unsecured Note	749,999.25	$1.75	428,571	749,999.25	822,856.32	72,857.07
	Initial Warrants	—	$2.21	64,285	142,069.85	123,427.20	(18,642.65)
	Additional Warrants	—	$2.21	192,856	426,211.76	370,283.52	(55,928.24)
						Total	(1,713.82)

HHMI Investments, L.P.	Unsecured Note	170,100.00	$1.75	97,200	170,100.00	186,624.00	16,524.00
	Initial Warrants	—	$2.21	14,580	32,221.80	27,993.60	(4,228.20)
	Additional Warrants	—	$2.21	43,740	96,665.40	83,980.80	(12,684.60)
						Total	(388.80)

							Aggregate
							Selling
				Shares / Shares			Securityholder
			Issuance /	Upon	Aggregate	Aggregate	Discount
			Conversion /	Conversion /	Conversion	Market Value	(Premium)
Investor	Security	Amount ($)	Exercise Price	Exercise[1] (#)	Value ($)	($)[2]	($)
Iroquois Master Fund Ltd	Unsecured Note	749,999.25	$1.75	428,571	749,999.25	822,856.32	72,857.07
	Initial Warrants	—	$2.21	64,285	142,069.85	123,427.20	(18,642.65)
	Additional Warrants	—	$2.21	192,856	426,211.76	370,283.52	(55,928.24)
						Total	(1,713.82)

Mac & Co	Shares	222,460.00	$1.75	127,120	222,460.00	244,070.40	21,610.40
	Initial Warrants	—	$2.21	61,017	134,847.57	117,152.64	(17,694.93)
						Total	3,915.47

MicroCapital Fund LP	Shares	4,768,750.00	$1.75	2,725,000	4,768,750.00	5,232,000.00	463,250.00
	Initial Warrants	—	$2.21	1,308,000	2,890,680.00	2,511,360.00	(379,320)
						Total	83,930.00

MicroCapital Fund LTD	Shares	1,662,500.00	$1.75	950,000	1,662,500.00	1,824,000.00	161,500.00
	Initial Warrants	—	$2.21	456,000	1,007,760.00	875,520.00	(132,240.00)
						Total	29,260.00

Neal Goldman	Unsecured Note	437,500.00	$1.75	250,000	437,500.00	480,000.00	42,500.00
	Initial Warrants	—	$2.21	37,500	82,875.00	72,000.00	(10,875.00)
	Additional Warrants	—	$2.21	112,500	248,625.00	216,000.00	(32,625.00)
						Total	(1,000.00)

							Aggregate
							Selling
				Shares / Shares			Securityholder
			Issuance /	Upon	Aggregate	Aggregate	Discount
			Conversion /	Conversion /	Conversion	Market Value	(Premium)
Investor	Security	Amount ($)	Exercise Price	Exercise[1] (#)	Value ($)	($)[2]	($)
SF Capital Partners Ltd.	Unsecured Note	2,387,500.50	$1.75	1,364,286	2,387,500.50	2,619,429.12	231,928.62
	Initial Warrants	—	$2.21	204,642	452,258.82	392,912.64	(59,346.18)
	Additional Warrants	—	$2.21	613,928	1,356,780.88	1,178,741.76	(178,039.12)
						Total	(5,456.68)

SRB Greenway Capital, L.P.	Unsecured Note	104,600.00	$1.75	59,771	104,600.00	114,760.32	10,160.32
	Initial Warrants	—	$2.21	8,965	19,812.65	17,212.80	(2,599.85)
	Additional Warrants	—	$2.21	26,896	59,440.16	51,640.32	(7,799.84)
						Total	(239.37)

SRB Greenway Capital (QP), L.P.	Unsecured Note	857,200.00	$1.75	489,829	857,200.00	940,471.68	83,271.68
	Initial Warrants	—	$2.21	73,474	162,377.54	141,070.08	(21,307.46)
	Additional Warrants	—	$2.21	220,423	487,134.83	423,212.16	(63,922.67)
						Total	(1,958.45)

SRB Greenway Offshore Operating Fund, L.P.	Unsecured Note	38,200.00	$1.75	21,829	38,200.00	41,911.68	3,711.68
	Initial Warrants	—	$2.21	3,274	7,235.54	6,286.08	(949.46)
	Additional Warrants	—	$2.21	9,823	21,708.83	18,860.16	(2,848.67)
						Total	(86.45)

							Aggregate
							Selling
				Shares / Shares			Securityholder
			Issuance /	Upon	Aggregate	Aggregate	Discount
			Conversion /	Conversion /	Conversion	Market Value	(Premium)
Investor	Security	Amount ($)	Exercise Price	Exercise[1] (#)	Value ($)	($)[2]	($)
Visium Balanced Fund, LP	Unsecured Note	1,134,364.00	$1.75	648,208	1,134,364.00	1,244,559.36	110,195.36
	Initial Warrants	—	$2.21	97,231	214,880.51	186,683.52	(28,196.99)
	Additional Warrants	—	$2.21	291,693	644,641.53	560,050.56	(84,590.97)
	Secured Note	1,701,546.00	$2.20	773,430	1,701,546.00	1,484,985.60	(216,560.40)
	Secured Note Warrants	—	$2.21	270,700	598.247.00	519,744.00	(78,502.00)
						Total	(297,655.00)

Visium Balanced Offshore Fund, Ltd
Fund, Ltd	Unsecured Note	1,888,990.25	$1.75	1,079,423	1,888,990.25	2,072,492.16	183,501.91
	Initial Warrants	—	$2.21	161,913	357,827.73	310,872.96	(46,954.77)
	Additional Warrants	—	$2.21	485,740	1,073,485.40	932,620.80	(140,864.60)
	Secured Note	2,833,485.60	$2.20	1,287,948	2,833,485.60	2,472,860.16	(360,625.44)
	Secured Note Warrants	—	$2.21	450,781	996,226.01	865,499.52	(130,726.49)
						Total	(495,669.39)

Visium Long Bias Fund, LP	Unsecured Note	349,408.50	$1.75	199,662	349,408.50	383,351.04	33,942.54
	Initial Warrants	—	$2.21	29,949	66,187.29	57,502.08	(8,685.21)
	Additional Warrants	—	$2.21	89,847	198,561.87	172,506.24	(26,055.63)
	Secured Note	524,112.60	$2.20	238,233	524,112.60	457,407.36	(66,705.24)
	Secured Note Warrants	—	$2.21	83,381	184,272.01	160,091.52	(24,180.49)
						Total	(91,684.03)

							Aggregate
							Selling
				Shares / Shares			Securityholder
			Issuance /	Upon	Aggregate	Aggregate	Discount
			Conversion /	Conversion /	Conversion	Market Value	(Premium)
Investor	Security	Amount ($)	Exercise Price	Exercise[1] (#)	Value ($)	($)[2]	($)
Visium Long Bias Offshore
Fund, Ltd	Unsecured Note	1,323,931.00	$1.75	756,532	1,323,931.00	1,452,541.44	128,610.44
	Initial Warrants	—	$2.21	113,479	250,788.59	217,879.68	(32,908.91)
	Additional Warrants	—	$2.21	340,439	752,370.19	653,642.88	(98,727.31)
	Secured Note	1,985,896.00	$2.20	902,680	1,985,896.00	1,733,145.60	(252,750.40)
	Secured Note Warrants	—	$2.21	315,938	698,222.98	606,600.96	(91,622.02)
						Total	(347,398.20)

Walker Smith Capital, L.P.	Unsecured Note	50,700.00	$1.75	28,971	50,700.00	55,624.32	4,924.32
	Initial Warrants	—	$2.21	4,345	9,602.45	8,342.40	(1,260.05)
	Additional Warrants	—	$2.21	13,036	28,809.56	25,029.12	(3,780.44)
						Total	(116.17)

Walker Smith Capital (QP),
L.P.	Unsecured Note	325,500.00	$1.75	186,000	325,500.00	357,120.00	31,620.00
	Initial Warrants	—	$2.21	27,900	61,659.00	53,568.00	(8,091.00)
	Additional Warrants	—	$2.21	83,700	184,977.00	160,704.00	(24,273.00)
						Total	(744.00)

Walker Smith International
Fund, Ltd.	Unsecured Note	453,700.00	$1.75	259,257	453,700.00	497,773.44	44,073.44
	Initial Warrants	—	$2.21	38,888	85,942.48	74,664.96	(11,277.52)
	Additional Warrants	—	$2.21	116,665	257,829.65	223,996.80	(33,832.85)
						Total	(1,036.93)

							Aggregate
							Selling
				Shares / Shares			Securityholder
			Issuance /	Upon	Aggregate	Aggregate	Discount
			Conversion /	Conversion /	Conversion	Market Value	(Premium)
Investor	Security	Amount ($)	Exercise Price	Exercise[1] (#)	Value ($)	($)[2]	($)
William Blair Small Cap Growth Fund	Shares	8,281,614.25	$1.75	4,732,351	8,281,614.25	9,086,113.92	804,499.67
	Initial Warrants	—	$2.21	2,271,528	5,020,076.88	4,361,333.76	(658,743.12)
						Total	145,756.55

Whalehaven Capital Fund Limited	Shares	424,999.75	$1.75	242,857	424,999.75	466,285.44	41,285.69
	Initial Warrants	—	$2.21	116,571	257,621.91	223,816.32	(33,805.59)
						Total	7,480.10

Total Aggregate Discount (Premium) of Private Placement							(2,181,672.43)

(1)	Assumes that interest payable on the Secured Notes will be timely paid and that no interest will accrue on unpaid interest.

(2)	Unless otherwise indicated, based on a market price of $1.92 per share, which was the closing price of Zila common stock on the day the Private Placement was priced.

(3)	Includes securities issued to Roth Capital Partners, LLC, an affiliate of the selling securityholder and placement agent for the Private Placement.

(4)	Based on a closing price of $2.278 on February 15, 2007, the date on which the Roth shares were issued.

Exhibit B
Engagement Letter
(See attached document.)

CONFIDENTIAL
July 14, 2006
Douglas D. Burkett, Ph.D.
Chairman, Chief Executive Officer and President
ZILA, Inc.
5227 North 7th Street
Phoenix, AZ 85014-2800

Re:	Engagement of Roth Capital Partners, LLC
Dear Doug:
     Roth Capital Partners, LLC (“we” or “ROTH”) is pleased to act as the exclusive financial advisor and placement agent for ZILA, Inc. (“you” or the “Company”) in connection with a proposed Offering (defined below) and Placement (defined below). The terms of the engagement are set forth in this letter (the “Agreement”).
     1. The Offering.
     (a) We understand that the Company currently seeks to raise approximately $55 million through a private placement of equity or equity-linked securities with institutional investors (the “Offering”) and a private placement of senior and/or subordinated debt securities (the “Placement”). This Agreement governs the terms of ROTH’s engagement with respect to the Offering and Placement. The actual terms of the Offering and Placement will depend on market conditions and will be subject to negotiation between the Company, ROTH and prospective investors.
     (b) We will conduct the Offering and Placement on a “best efforts” basis and cannot guarantee that we will be able to raise new capital on terms acceptable to you.
     (c) This engagement is exclusive. As a result, during the term of our engagement, you agree not to use any other investment banking firm or other party to raise capital (debt or equity) for you. You also agree to refer any inquiries regarding a potential financing of the Company to ROTH on the day that such inquiry is received by you. In the event that the Company issues equity or debt securities during the term of this engagement, regardless of the investor, the Company shall pay ROTH in accordance with the fee provisions of Paragraph 2.
     2. Placement Fees and Expenses.
     (a) Concurrent with and as a condition to closing the Offering, the Company will pay ROTH a cash placement fee equal to six percent (6%) of the gross proceeds received from the sale of securities in the Offering (the “Offering Fee”).

Douglas D. Burkett, Ph.D.
ZILA, Inc.

     (b) Concurrent with and as a condition to closing the Placement, the Company will pay ROTH a cash placement fee equal to two percent (2%) of the aggregate principal amount of the debt securities issued in such Placement or committed as part of such Placement (the “Placement Fee”). Debt securities, for the purposes of this agreement, shall include, but not be limited to, senior and subordinated notes, term debt and revolving lines of credit.
     (c) In addition, the Company will reimburse ROTH, upon written request, for its documented out-of-pocket expenses, including the reasonable fees and disbursements of ROTH’s legal counsel.
     (d) Furthermore, upon the closing of the Offering, the Company shall issue to ROTH warrants (“Agent Warrants”) for the purchase of shares equal in number to six percent (6%) of the shares of common stock of the Company purchased by investors through the Offering; provided however, that ROTH will not be entitled to Agent Warrants related to the future issuance of shares of common stock of the Company upon the exercise of any warrants issued to the investors in the Offering. The Agent Warrants will be exercisable into common shares of the Company, have a strike price equal to 120% of the price per share paid by investors in the Offering, will permit cashless exercise at all times and will have a term of five years. If the Company issues warrants to the investors in the Offering, the terms of the Agent Warrants shall be identical to the investor warrants, except to the extent that the aforementioned specifically addressed terms governing the Agent Warrants should differ from the terms of the investor warrants (in which case the specifically addressed terms above shall govern for purposes of the Agent Warrants). The shares issuable upon exercise of the Warrants will be entitled to the same registration rights as those granted to the investors in connection with the Offering. To that end, you agree that ROTH will be afforded the indemnification protections granted to the investors as part of the agreement governing the registration of the investor securities sold in the Offering, as a third party beneficiary to such provisions, all of which such provisions are hereby incorporated in full in this letter for ROTH’s benefit in addition to the indemnification provisions attached to this letter.
     3. Term of Engagement; Other Fees.
     (a) The term of this engagement will be the earlier of the completion of both the Offering and Placement, or three months; however, either party may terminate this Agreement at any time upon 10 days written notice to the other party. Furthermore, this Agreement may be extended upon the written consent of both parties. Upon termination, ROTH will be entitled to the reimbursement of all expenses incurred through the date of termination pursuant to Paragraph 2(c).
     (b) If the Offering and/or Placement is not consummated during the term of this engagement, for reasons other than the termination of this Agreement by ROTH, and during the six months following termination or expiration, the Company completes a financing transaction (other than through a firm underwritten public offering, of which neither a shelf take-down or equity-line transaction will qualify) involving the issuance of equity or debt securities with any investor or party with whom conversations regarding a potential financing occurred during the term of this Agreement, then the Company agrees to pay ROTH upon the closing of such

Douglas D. Burkett, Ph.D.
ZILA, Inc.

transaction the cash placement fee that would otherwise have been due ROTH pursuant to Paragraphs 2(a) and 2(b) above had such transaction occurred during the term of this engagement.
     (c) If the Company abandons the Offering and/or Placement to pursue a merger, acquisition, joint venture or sale of the Company or all or substantially all of its assets, and during the six-month period following the termination or expiration of this Agreement the Company completes such a transaction, then the Company agrees to pay ROTH upon the closing of such transaction a cash fee equal to $250,000. Such amount shall be in addition to the expense reimbursement due ROTH pursuant to Paragraph 2(c). Should the Company use ROTH as an advisor for such transaction, this fee above will be applied to the advisory fee with respect to such transaction which will be separately negotiated between the parties. In such event, ROTH and the Company will enter into a new engagement letter covering the terms related to the new transaction.
     (d) This Paragraph 3 will survive the termination or expiration of this Agreement, notwithstanding anything herein to the contrary.
     4. Offering Materials; Representations and Warranties.
     (a) You hereby authorize ROTH to transmit to prospective purchasers of the securities materials prepared by the Company with such exhibits and supplements as may from time to time be required or appropriate or, alternatively, copies of the Company’s most recent filings with the Securities and Exchange Commission, together with summary materials prepared by the Company, if we deem them appropriate (as the case may be, the “Offering Materials”). The Company represents and warrants that the Offering Materials (i) will be prepared by the management of the Company and reviewed and approved by its Board of Directors; and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein or previously made, in light of the circumstances under which they were made, not misleading. The Company will advise ROTH immediately of the occurrence of any event or any other change known to the Company which results in the Offering Materials containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein or previously made, in light of the circumstances under which they were made, not misleading. In addition, the Company will notify ROTH of any material, non-public information included in any proposed Offering Materials.
     (b) You agree that, in connection with the Offering and the Placement, as the case may be, you will enter into subscription, registration rights and other reasonable customary agreements, and that your counsel will supply an opinion letter at the closing of the Offering and the Placement, as the case may be, to Roth that is identical to that to be rendered to the investors in the Offering or the Placement, as the case may be, in such form as is acceptable to, and addressed to, us and such Investors.

Douglas D. Burkett, Ph.D.
ZILA, Inc.

     (c) You further agree that ROTH may rely upon, and is a third party beneficiary of, the representations and warranties, and applicable covenants, set forth in any agreements with investors in the Offering and the Placement.
     5. Diligence; Information. In connection with ROTH’s activities on your behalf, you will furnish ROTH with all financial and other information regarding the Company that ROTH reasonably believes appropriate to its assignment (all such information so furnished by the Company, whether furnished before or after the date of this Agreement, being referred to herein as the “Information”). The Company will provide ROTH with access to the officers, directors, employees, independent accountants, legal counsel and other advisors and consultants of the Company. You recognize and agree that although ROTH will conduct a due diligence investigation of the Company, ROTH (i) will use and rely primarily on the Information and information available from generally recognized public sources in performing the services contemplated by this Agreement, (ii) does not assume responsibility for the accuracy of the Information or such other information, and (iii) will not make an appraisal of any assets or liabilities owned or controlled by the Company or its market competitors.
     6. Indemnification, Contribution, and Confidentiality. The Company agrees to indemnify ROTH and its controlling persons, representatives and agents in accordance with the indemnification provisions set forth in Appendix I, and the parties agree to the confidentiality provisions of Appendix II, all of which are incorporated herein by this reference. These provisions will apply regardless of whether the proposed Offering or Placement is consummated and shall survive the termination or expiration of this Agreement.
     7. Other ROTH Engagements. Nothing in this Agreement shall be construed to limit the ability of ROTH or its affiliates to pursue, investigate, analyze, invest in, or engage in investment banking, financial advisory or any other business relationship with entities other than the Company, notwithstanding that such entities may be engaged in a business which is similar to or competitive with the business of the Company, and notwithstanding that such entities may have actual or potential operations, products, services, plans, ideas, customers or supplies similar or identical to the Company’s, or may have been identified by the Company as potential merger or acquisition targets or potential candidates for some other business combination, cooperation or relationship. The Company expressly acknowledges and agrees that it does not claim any proprietary interest in the identity of any other entity in its industry or otherwise, and that the identity of any such entity is not confidential information.
     8. Other Finders and Placement Agents. You represent and warrant that there is no other person or entity that is entitled to a finder’s fee or any type of brokerage commission in connection with the transactions contemplated by this Agreement as a result of any agreement or understanding with the Company.
     9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of California applicable to contracts executed and to be wholly performed therein without giving effect to its conflicts of laws principles or rules. The Company and ROTH agree that any dispute concerning this Agreement shall be resolved through

Douglas D. Burkett, Ph.D.
ZILA, Inc.

binding arbitration before the NASD pursuant to its arbitration rules. Arbitration will be venued in Los Angeles County.
     10. Announcement of Offering or Placement. If the Offering or Placement is consummated, ROTH may, at its expense, place an announcement of the general terms of such Offering or Placement and the respective parties to the transaction in such newspapers and periodicals as ROTH may desire.
     11. Advice to the Board. The Company acknowledges that any advice given by us to you is solely for benefit and use of the Board of Directors of the Company and may not be used, reproduced, disseminated, quoted or referred to, without our prior written consent.
     12. Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes and cancels any and all prior or contemporaneous arrangements, understandings and agreements, written or oral, between them relating to the subject matter hereof.
     13. Severability. Any provision of this Agreement that is held to be invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.
     14. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and to their respective successors and assigns, except that neither party may assign or delegate its obligations hereunder without the prior written consent of the other party. Any assignment in contravention of this provision is void.

Douglas D. Burkett, Ph.D.
ZILA, Inc.

     We look forward to working with you toward the successful conclusion of the Offering and in supporting the Company in meeting its long-term objectives.
Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Lisa Walters-Hoffert

Lisa Walters-Hoffert
Managing Director

Confirmed and accepted as of this 14th day of July, 2006:

By:	/s/ Douglas D. Burkett, Ph.D.

Douglas D. Burkett, Ph.D. Chairman, Chief Executive Officer and President

Douglas D. Burkett, Ph.D.
ZILA, Inc.

APPENDIX I
INDEMNIFICATION AND CONTRIBUTION
     The Company agrees to indemnify and hold harmless ROTH and its affiliates (as defined in Rule 405 under the Securities Act of 1933, as amended (the “Act”)) and their respective directors, officers, employees, agents and controlling persons (ROTH and each such person being an “Indemnified Party”) from and against all losses, claims, damages and liabilities (or actions, including shareholder actions, in respect thereof), joint or several, to which such Indemnified Party may become subject under any applicable federal or state law, or otherwise, which are related to or result from the performance by ROTH of the services contemplated by or the engagement of ROTH pursuant to, this Agreement and will promptly reimburse any Indemnified Party for all reasonable expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense arising from any threatened or pending claim, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by the Company. The Company will not be liable to any Indemnified Party under the foregoing indemnification and reimbursement provisions, (i) for any settlement by an Indemnified Party effected without its prior written consent (not to be unreasonably withheld); or (ii) to the extent that any loss, claim, damage or liability is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from ROTH’s willful misconduct or gross negligence. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its security holders or creditors related to or arising out of the engagement of ROTH pursuant to, or the performance by ROTH of the services contemplated by, this Agreement except to the extent that any loss, claim, damage or liability is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from ROTH’s willful misconduct or gross negligence.
     Promptly after receipt by an Indemnified Party of notice of any intention or threat to commence an action, suit or proceeding or notice of the commencement of any action, suit or proceeding, such Indemnified Party will, if a claim in respect thereof is to be made against the Company pursuant hereto, promptly notify the Company in writing of the same. In case any such action is brought against any Indemnified Party and such Indemnified Party notifies the Company of the commencement thereof, the Company may elect to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and an Indemnified Party may employ counsel to participate in the defense of any such action provided, that the employment of such counsel shall be at the Indemnified Party’s own expense, unless (i) the employment of such counsel has been authorized in writing by the Company, (ii) the Indemnified Party has reasonably concluded (based upon advice of counsel to the Indemnified Party) that there may be legal defenses available to it or other Indemnified Parties that are different from or in addition to those available to the Company, or that a conflict or potential conflict exists (based upon advice of counsel to the Indemnified Party) between the Indemnified Party and the Company that makes it impossible or inadvisable for counsel to the Indemnifying Party to conduct the defense of both the Company and the Indemnified Party (in which case the Company will not have the right to direct the defense of such action on behalf of the Indemnified Party), or (iii) the Company has

Douglas D. Burkett, Ph.D.
ZILA, Inc.

not in fact employed counsel reasonably satisfactory to the Indemnified Party to assume the defense of such action within a reasonable time after receiving notice of the action, suit or proceeding, in each of which cases the reasonable fees, disbursements and other charges of such counsel will be at the expense of the Company; provided, further, that in no event shall the Company be required to pay fees and expenses for more than one firm of attorneys representing Indemnified Parties unless the defense of one Indemnified Party is unique or separate from that of another Indemnified Party subject to the same claim or action. Any failure or delay by an Indemnified Party to give the notice referred to in this paragraph shall not affect such Indemnified Party’s right to be indemnified hereunder, except to the extent that such failure or delay causes actual harm to the Company, or prejudices its ability to defend such action, suit or proceeding on behalf of such Indemnified Party.
     If the indemnification provided for in this Agreement is for any reason held unenforceable by an Indemnified Party, the Company agrees to contribute to the losses, claims, damages and liabilities for which such indemnification is held unenforceable (i) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and ROTH on the other hand, of the Offering or Placement, as the case may be, as contemplated whether or not the Offering or Placement, as the case may be, is consummated or, (ii) if (but only if) the allocation provided for in clause (i) is for any reason unenforceable, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand and ROTH, on the other hand, as well as any other relevant equitable considerations. The Company agrees that for the purposes of this paragraph the relative benefits to the Company and ROTH of the Offering or Placement, as the case may be, as contemplated shall be deemed to be in the same proportion that the total value received or contemplated to be received by the Company or its shareholders, as the case may be, as a result of or in connection with the Offering or Placement, as the case may be, bear to the fees paid or to be paid to ROTH under this Agreement. Notwithstanding the foregoing, the Company expressly agrees that ROTH shall not be required to contribute any amount in excess of the amount by which fees paid ROTH hereunder (excluding reimbursable expenses), exceeds the amount of any damages which ROTH has otherwise been required to pay.
     The Company agrees that without ROTH’s prior written consent, which shall not be unreasonably withheld, it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought under the indemnification provisions of this Agreement (in which ROTH or any other Indemnified Party is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action or proceeding.
     In the event that an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against the Company in which such Indemnified Party is not named as a defendant, the Company agrees to promptly reimburse ROTH on a monthly basis for all expenses incurred by it in connection with such Indemnified Party’s appearing and preparing to appear as such a witness, including, without limitation, the reasonable fees and disbursements of its legal counsel.

Douglas D. Burkett, Ph.D.
ZILA, Inc.

     If multiple claims are brought with respect to at least one of which indemnification is permitted under applicable law and provided for under this Agreement, The Company agrees that any judgment or arbitration award shall be conclusively deemed to be based on claims as to which indemnification is permitted and provided for, except to the extent the judgment or arbitration award expressly states that it, or any portion thereof, is based solely on a claim as to which indemnification is not available.
     The provisions of this Appendix I shall survive any termination, expiration or completion of the engagement that is the subject of this Agreement.

Douglas D. Burkett, Ph.D.
ZILA, Inc.

APPENDIX II
INFORMATION TO BE SUPPLIED; CONFIDENTIALITY
     In connection with ROTH’s activities on behalf of the Company, the Company will furnish ROTH with all financial and other information regarding the Company that ROTH reasonably believes appropriate to its assignment (all such information so furnished by the Company, whether furnished before or after the date of this Agreement, being referred to herein as the “Information”). The Company will provide ROTH with access to the officers, directors, employees, independent accountants, legal counsel and other advisors and consultants of the Company. The Company recognizes and agrees that ROTH (i) will use and rely primarily on the Information and information available from generally recognized public sources in performing the services contemplated by this Agreement, (ii) does not assume responsibility for the accuracy of the Information or such other information, and (iii) will not make an appraisal of any assets or liabilities owned or controlled by the Company or its market competitors.
     ROTH will maintain the confidentiality of the Information and, unless and until such information shall have been made publicly available by the Company or by others without breach of a confidentiality agreement, shall disclose the Information only as authorized by the Company or as required by law or by order of a governmental authority or court of competent jurisdiction. In the event that ROTH is legally required to make disclosure of any of the Information, ROTH will give notice to the Company prior to such disclosure, to the extent that ROTH can practically do so.
     The foregoing paragraph shall not apply to information that:
     (i) at the time of disclosure by the Company is, or thereafter becomes, generally available to the public or within the industries in which the Company or ROTH or its affiliates conduct business, other than as a direct result of a breach by ROTH of its obligations under this Agreement;
     (ii) prior to or at the time of disclosure by the Company, was already in the possession of, or conceived by, ROTH or any of its affiliates, or could have been developed by them from information then in their possession, by the application of other information or techniques in their possession, generally available to the public, or available to ROTH or its affiliates other than from the Company;
     (iii) at the time of disclosure by the Company or thereafter, is obtained by ROTH or any of its affiliates from a third party who ROTH reasonably believes to be in possession of or disclosing the information not in violation of any contractual, legal or fiduciary obligation to the Company with respect to that information; or
     (iv) is independently developed by ROTH or its affiliates.